Mail Stop 0309	September 30, 2004

Mr. David B. Rickard
Executive Vice President, Chief Financial Officer and Chief
Administrative Officer
CVS Corporation
One CVS Drive
Woonsocket, RI 02895

Re:	CVS Corporation
Registration Statement on Form S-4, filed September 15, 2004
File No. 333-119023

Dear Mr. Rickard:

We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note that you are registering the new notes in reliance on the staff`s position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (May 13, 1988); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991); and Sherman and Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide a supplemental letter to the staff (i) stating that you are registering the exchange offer in reliance on the staff`s position contained in these no-action letters, and (ii) including the statements and representations substantially in the form set forth in the Morgan Stanley and Sherman & Sterling no-action letters.
2. We note your disclosure in the prospectus that broker-dealers participating in the exchange offer must deliver a prospectus.
Please be advised that broker-dealers who acquired the securities directly from the Company may not participate in the exchange of notes. Please supplementally confirm your understanding of this position and revise your registration statement accordingly.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


Please contact Sonia Barros at (202) 824-5304 or Daniel Greenspan at
(202) 942-2974 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Deanna L. Kirkpatrick
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Mr. David B. Rickard
September 30, 2004
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